Exhibit 99.11
Management’s
Discussion and Analysis
Fourth Quarter and Full Year 2025 Results
February 18, 2026

Highlights Overview
•Full year 2025 production of 497,600 ounces of gold, above the mid-point of Guidance.
•Produced 157,400 ounces of gold and 3,200 tonnes of copper in the fourth quarter, an increase in gold production of 52% from the prior quarter, with all four sites delivering an increase in gold production.
•All-In Sustaining Cost (“AISC”)† 25% lower in the quarter and at $1,966 per ounce for the full year.
•Record quarterly revenue of $652 million at a record average realized gold price of $4,227 per ounce.
•Quarterly Adjusted EBITDA Margin† of 57% and record Operating Cash Flow Per Share† of $1.21.
•Record quarterly attributable net profit of $328 million and record EPS of $1.44. Record Adjusted EPS† of $0.88, which excludes the post-tax net impairment reversal at Haile.
•Generated record annual and quarterly Free Cash Flow† of $543 million and $259 million respectively, resulting in a trailing 12-month Free Cash Flow† yield1 of 15%.
•Cash balance increased by 42% from the prior quarter to $477 million with no debt.
•Completed $175 million in share repurchases in 2025 at an average price of CAD$24.54.
•The Board approved a tripling of the quarterly dividend to $0.09 per share.
•The Board approved a doubling of share repurchases to up to $350 million for 2026.
•Received final approval for the Waihi North Project permit, with development activity accelerating.
•The Company intends to list on the New York Stock Exchange (“NYSE”) in early April, 2026.
2026 Guidance
•Gold production growth of ~12%2 to between 520,000 to 590,000 ounces, driven by Haile.
•7%2 reduction in AISC to between $1,750 to $1,900 per ounce.
•Growth and exploration capital investment of $340 million, reflecting an acceleration of the Waihi North Project, commencement of the Palomino Underground development and a ~50% increase in exploration.
1 Calculated as trailing 12-month Free Cash Flow† over the average trailing 12-month market capitalization in USD.
2 Calculated as the mid-point of guidance for full year 2026 compared to the actual result of full year 2025.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	1

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced[1]	koz	157.4	103.5	150.9	497.6	488.8
Copper Produced[1]	kt	3.2	3.1	3.1	13.3	12.3
AISC†	$/oz	1,761	2,333	1,563	1,966	1,777
Revenue	$M	652.4	448.5	427.3	1,893.2	1,294.0
Net profit[2]	$M	327.7	87.2	102.0	628.7	187.4
Adjusted net profit†2	$M	201.7	92.9	107.6	511.8	208.3
EBITDA†	$M	543.2	205.0	246.4	1,157.3	587.7
Adjusted EBITDA†	$M	374.0	210.7	251.3	997.2	604.0
Free Cash Flow†	$M	259.4	94.4	146.5	542.7	245.2
Earnings per share - diluted[2]	$/share	$1.42	$0.37	$0.42	$2.69	$0.78
Adjusted earnings per share - diluted†2	$/share	$0.88	$0.40	$0.44	$2.19	$0.84
Operating Cash Flow per share - diluted†	$/share	$1.21	$0.93	$1.08	$3.96	$2.48
Free Cash Flow per share - diluted†	$/share	$1.13	$0.41	$0.61	$2.32	$1.01
1 Production is on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	2

This Management’s Discussion & Analysis (“MD&A”) is dated as of February 18, 2026 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.com. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.
This MD&A contains certain “forward-looking statements”. Please refer to the cautionary language under the heading “Notes to Reader” section of this MD&A.
Nature of Operations
OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol ‘OCANF’ on the OTCQX market in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	3

Results Overview
Operational and Financial

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced[1]
Haile	koz	55.6	30.0	75.2	184.8	212.6
Macraes	koz	55.8	32.8	37.9	147.0	125.4
Waihi	koz	22.2	18.8	18.1	75.1	53.8
Didipio	koz	23.8	21.9	19.7	90.7	97.0
Total gold produced[1]	koz	157.4	103.5	150.9	497.6	488.8
Gold Sales
Haile	koz	50.3	33.4	73.9	190.4	208.5
Macraes	koz	53.7	32.7	36.6	144.9	124.8
Waihi	koz	21.1	20.4	19.0	73.8	54.0
Didipio	koz	20.6	29.7	20.8	88.7	100.4
Total Gold Sales	koz	145.7	116.2	150.3	497.8	487.7
Average Gold Price	$/oz	4,227	3,476	2,665	3,509	2,433
Copper Produced[1] - Didipio	kt	3.2	3.1	3.1	13.3	12.3
Copper Sales[1] - Didipio	kt	2.9	4.4	2.8	13.5	11.7
Average Copper Price	$/lb	5.35	4.44	4.16	4.57	4.16
Cash Costs†
Haile	$/oz	1,529	1,981	598	1,225	955
Macraes	$/oz	885	1,345	1,214	1,215	1,192
Waihi	$/oz	1,584	1,539	1,130	1,561	1,427
Didipio	$/oz	883	787	1,033	846	851
Consolidated Cash Costs†	$/oz	1,207	1,420	875	1,204	1,047
AISC†
Haile	$/oz	2,295	3,464	1,287	2,171	1,628
Macraes	$/oz	1,286	2,171	1,535	1,861	1,906
Waihi	$/oz	2,068	2,039	1,557	2,077	2,087
Didipio	$/oz	1,422	1,213	1,389	1,255	1,140
Consolidated AISC†	$/oz	1,761	2,333	1,563	1,966	1,777
Free Cash Flow†	$M	259.4	94.4	146.5	542.7	245.2
Net profit[2]	$M	327.7	87.2	102.0	628.7	187.4
Adjusted net profit†[2]	$M	201.7	92.9	106.9	511.8	203.6
EBITDA†	$M	543.2	205.0	246.4	1,157.3	587.7
Adjusted EBITDA†	$M	374.0	210.7	251.3	997.2	604.0
Earnings per share - diluted[2]	$/share	$1.42	$0.37	$0.42	$2.69	$0.78
Adjusted earnings per share - diluted†2	$/share	$0.88	$0.40	$0.44	$2.19	$0.84
Operating Cash Flow per share - diluted†	$/share	$1.21	$0.93	$1.08	$3.96	$2.48
Free Cash Flow per share - diluted†	$/share	$1.13	$0.41	$0.61	$2.32	$1.01
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	4

Production
The Company produced 157,400 ounces of gold and 3,200 tonnes of copper in the fourth quarter of 2025. Gold production for the quarter was 52% higher than the prior quarter powered by higher production from all four operations. Gold production at Haile was 86% higher than the prior quarter driven by access to higher-grade ore from open pit and underground in line with planned mine sequencing. At Macraes, gold production was 70% higher than the prior quarter driven by increased mill feed grade due to access to higher-grade open pit ore. Waihi delivered another strong quarter as a result of the underground improvement plan. Gold production at Didipio was 9% higher than the prior quarter due to improved underground mining rates and higher grades mined in line with plan.
Fourth quarter gold production was 4% higher than the prior corresponding quarter. This was primarily attributable to higher production at Macraes, Waihi and Didipio, partially offset by planned lower production at Haile due to planned mine sequencing. Macraes fourth quarter gold production was 47% higher than the prior corresponding quarter due to increased contribution of fresh higher-grade ore from the open pit and commensurate improved recoveries. Gold production at Waihi was 23% higher than the prior corresponding period due to the underground improvement plan. Didipio gold production was 21% higher than the prior corresponding quarter driven by increased underground mining rates due to improved access to the lower levels of the mine.
Full year, the Company produced 497,600 ounces of gold, achieving above the mid-point of full year Guidance, and an increase in production compared to the prior corresponding year. Higher production at Macraes and Waihi was offset by lower production at Haile and Didipio, all as expected. Gold production at Macraes was 17% higher than the prior corresponding year benefitting from improved access to fresh ore. Waihi’s gold production increase of 40% was primarily a result of the underground improvement plan. At Haile, gold production was 13% lower largely due to planned mine sequencing, in particular a major open pit stripping campaign for much of the year. Gold production at Didipio was 6% lower than the prior corresponding year due to underground dewatering activities following the impacts of the severe weather event experienced at Didipio in the fourth quarter of 2024.
AISC†
The Company recorded fourth quarter AISC† of $1,761 per ounce on gold sales of 145,700 ounces, a 25% decrease from the prior quarter. AISC† was lower primarily due to an increase in gold sales volumes at Haile and Macraes as well reduced reliance on low-grade stockpiles, partially offset by increased sustaining capital spend at Haile, Macraes and Waihi and lower gold sales and copper by-product credits from Didipio.
Fourth quarter AISC† increased by 13% from the prior corresponding quarter, primarily related to investment in operational productivity and reliability improvement initiatives. These impacts were partially offset by higher copper by-product credits from Didipio.
The Company recorded full year AISC† of $1,966 per ounce on gold sales of 497,800 ounces. The 11% increase from the prior corresponding year is primarily due to labour cost inflation inclusive of stock-based compensation, ongoing investment in operational productivity and reliability improvements across all operations as well as increased sustaining capital at all operations. This was partially offset by higher copper by-product credits from Didipio and an increase in gold sales volumes.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	5

Capital and Exploration Expenditure

Quarter ended $M	Haile	Macraes	Waihi	Didipio	Consolidated
					Q4 2025	Q3 2025	Q4 2024
Sustaining Capital	22.9	15.0	6.8	6.8	51.5	43.4	31.4
Deferred stripping and Capitalized Mining	15.2	3.8	3.4	4.1	26.5	53.7	43.7
Growth Capital[1]	11.2	0.7	19.1	4.6	35.6	24.5	22.9
Exploration[1,2]	2.3	2.5	4.3	2.4	11.5	12.2	4.4
Total expenditure	51.6	22.0	33.6	17.9	125.1	133.8	102.4
1Growth capital and exploration at Waihi includes Waihi North Project costs of $21.6 million, $15.2 million and $5.3 million for the fourth quarter of 2025, third quarter of 2025 and fourth quarter of 2024, respectively.
2Exploration expenditure by location includes related regional greenfield exploration, where applicable.

Full year December 31 $M	Haile	Macraes	Waihi	Didipio	Consolidated
					2025	2024
Sustaining Capital	69.7	38.1	15.9	27.4	151.1	96.2
Deferred stripping and Capitalized Mining	109.0	46.6	20.6	8.3	184.5	181.3
Growth Capital[3]	41.6	2.8	42.8	7.0	94.2	65.1
Exploration[3]	10.9	6.6	17.3	5.5	40.3	28.6
Total expenditure	231.2	94.1	96.6	48.2	470.1	371.2
3Growth capital and exploration at Waihi includes Waihi North Project costs of $53.1 million and $16.9 million for the year and the prior corresponding year, respectively. Waihi North Project costs include study, permitting and property acquisition costs.
Fourth quarter capital and exploration expenditure of $125.1 million was lower than the prior quarter primarily due to lower deferred stripping and capitalized mining at Haile and Macraes due to the planned transition into ore at Ledbetter Phase 3 and Innes Mills Phase 7 and 8 enabled by waste removing campaigns, which was partially offset by higher sustaining capital related to infrastructure projects and planned component replacements. Capital and exploration expenditure in the quarter was $22.7 million higher compared to the prior corresponding quarter as the increased sustaining capital more than offset the impact of lower deferred stripping and capitalized mining at Haile and Macraes. Growth capital increased as early works progressed at the Waihi North Project and at Haile with the Palomino Underground.
Full year capital and exploration expenditure of $470.1 million was $98.9 million higher than the prior corresponding year due to increased growth capital to progress the Waihi North Project, an increase in deferred stripping at Haile and site infrastructure projects across all operations and commencement of the Palomino Underground at Haile.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	6

Safety

Quarter ended	Haile	Macraes	Waihi	Didipio	Exploration	Consolidated
						Q4 2025	Q3 2025	Q4 2024
Fatalities	—	—	—	—	—	—	—	—
12MMA TRIFR[1]	1	1.5	1.6	0.1	0.9	0.7	0.7	1.0
Recordable injuries	—	5	4	1	—	10	10	9
1.Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.

Full Year	Haile	Macraes	Waihi	Didipio	Exploration	Consolidated
						2025	2024
Fatalities	—	—	—	—	—	—	2.0
Recordable injuries	13	13	8	2	2	38	50

There were 10 recordable injuries during the quarter compared to 10 recordable injuries in the prior quarter. Hand and finger injuries accounted for more than half of recordable injuries in 2025. The implementation of safety improvement plans at each site continued in the quarter.
Injury rates as measured by the TRIFR was 30% lower than in 2024.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	7

Outlook
The Company’s 2026 production, cost and capital Guidance is outlined in the table below.
2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt	—	-	—	—	-	—	—	-	—	13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	—
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320
1Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2Includes by-product credits based on copper price of $5.85 per pound.
3Excludes capital leases.
4Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.
•Consolidated gold production growth in 2026 of 12%1 from 2025 of between 520,000 to 590,000 ounces is largely driven by increased production at Haile.
•A 7% reduction in consolidated AISC† in 2026 to between $1,750 to $1,900 per ounce. Consolidated AISC† in 2026 includes approximately $90 per ounce of anticipated share-based compensation reflecting the significant increase in share price.
•The Company expects the 2026 production profile will be broadly equal between the two halves, with strongest production in the second and fourth quarters.
•Growth capital investment of $280 million reflects an acceleration of the Waihi North Project, continuation of the Palomino Underground, Didipio underground improvement and land purchases at Macraes in support of mine life extension.
In 2026, Haile is expected to produce 235,000 to 260,000 ounces of gold at an AISC† of between $1,500 and $1,700 per ounce. At the mid-point, this represents a 34% increase in production and 26% decrease in AISC in 2026. Gold production is expected to be lowest in the first quarter (~15-20% lower than Q4 2025) and then significantly steps-up in the second quarter and remains consistent for the remainder of the year, driven largely by open pit and underground ore mine sequence. Haile’s AISC† is expected to follow the same profile, being highest in the first quarter and levelling off beginning in the second quarter of 2026.
At Haile, total capital investment is expected to be $240 million. Sustaining capital includes ongoing TSF lifts and construction of West PAG, while growth capital relates primarily to the Palomino Underground development, and process plant resilience upgrades. Pre-strip and capitalized mining costs at Haile will be primarily related to Snake pit, beginning in the third quarter. Exploration expenditure will focus on further Mineral Resource definition and conversion drilling at Horseshoe and Ledbetter, in addition to drilling early-stage targets including Pisces and Clydesdale.
† See “Non-IFRS Financial Information”.

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In 2026, Macraes is expected to produce 135,000 to 155,000 ounces of gold at an AISC1 of between $1,950 and $2,150 per ounce. Gold production is expected to be lower in the second half of the year when mining from Innes Mills Phase 8 is completed and open pit activities transition to stripping Phase 9. This will be partially offset by smaller-scale ore production from Coronation North Phase 5 in the second half. As a result of the open pit production profile, AISC1 is expected to be lower in the first half of the year and increase in line with waste stripping activities.
Total capital investment at Macraes is expected to be $115 million. Pre-strip and capitalized mining costs are associated primarily with activities in Coronation Phase 5 in the first half and Innes Mills Phase 9 in the second half of the year. Sustaining capital expenditure relating to mine life extension includes equipment rebuild costs, process plant resilience, and environment and permitting work related to further life extension. Significantly increased exploration expenditures relate primarily to conversion drilling targeting mine life extension around known pit phases.
In 2026, Waihi is expected to produce 60,000 to 75,000 ounces of gold, at an AISC1 of between $2,100 and $2,300 per ounce. Production is expected to vary slightly quarter-to-quarter, with the second and third quarter being the strongest as a result of the planned mine sequence.
Waihi’s total capital investment is expected to be $215 million. Sustaining capital for the year primarily relates to process plant improvements and TSF expansion, and capitalized mining relates to underground development at Martha. The Waihi North Project makes up the largest portion of growth capital, notably including mobilization and tunnelling from the underground mining contractor, site infrastructure and existing processing plant and power upgrades. This also includes accelerated capital spend on development for the first ventilation shaft, which was brought forward from 2027 to further derisk the project. Exploration drilling will focus on resource growth and conversion at Wharekirauponga and both resource conversion and definition of mine-adjacent vein extensions at Martha Underground.
In 2026, Didipio is expected to produce 85,000 to 105,000 ounces of gold and 13,000 to 15,000 tonnes of copper at an AISC† between $975 and $1,100 per ounce. The production and cost profile is expected to be relatively even across the year.
At Didipio, total capital investment is expected to be $65 million. Sustaining capital for the year primarily relates to mobile fleet upgrades, investments in plant resilience, and ongoing investment associated with maintaining mine integrity. Capitalized mining costs relate to continued development of the underground decline and additional fleet requirements as part of the underground mining rate expansion project. Exploration expenditure at Didipio in 2026 is focused on underground drilling of Panels 3 and 4 at depth, in addition to some spend on drilling other near mine targets.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	9

Haile
Production performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced	koz	55.6	30.0	75.2	184.8	212.6
Ore Mined (Open Pit)	kt	591	270	952	1,672	2,408
Ore Mined Grade (Open Pit)	g/t	1.75	1.38	2.65	1.96	2.42
Waste Mined (Open Pit)	kt	7,317	7,997	7,847	32,144	26,322
Ore Mined (U/G)	kt	208	144	145	611	404
Ore Mined Grade (U/G)	g/t	5.30	2.50	5.18	3.67	5.32
Waste Mined (U/G)	kt	40	60	76	187	299
Mill Feed	kt	852	695	659	2,865	2,963
Mill Feed Grade	g/t	2.37	1.64	4.00	2.32	2.59
Gold Recovery	%	85.6	81.7	88.8	86.3	86.2
Full year production and AISC† were in line with 2025 Guidance of 170,000 to 200,000 ounces of gold produced and AISC† of $2,050 to $2,200 per ounce.
Fourth quarter gold production was 86% higher than the prior quarter, primarily driven by higher grade ore mined from both open pit and underground, which resulted in higher mill feed grades. This was due to both increased access to higher-grade fresh ore from Ledbetter Phase 3 open pit and underground stope sequencing. Ore mined from the open pit increased with the access to fresh ore, while underground tonnes increased due to productivity improvements. Mill feed volume increased by 23% due to better mill and crusher availability in the quarter. Recovery rates increased as a reflection of higher mill feed grade.
Fourth quarter gold production was 26% lower than the prior corresponding quarter primarily driven by lower mill feed grade, partially offset by higher tonnes processed. The decrease in grade was driven by planned mine sequencing in the open pit, reflecting the ramp up in fresh ore from Ledbetter Phase 3 throughout the quarter, as compared with a full quarter of fresh ore from Ledbetter Phase 2 in the prior corresponding quarter. The 29% increase in tonnes processed was primarily driven by the impact of mill maintenance in the prior corresponding quarter.
Full year gold production was 13% lower than the prior corresponding year primarily driven by lower grade mined and processed. The 10% decrease in mill feed grade was largely due to the open pit and underground mine sequence and the subsequent processing of low-grade stockpiles.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	10

Financial performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Sales	koz	50.2	33.4	73.9	190.4	208.5
Average Gold Price Received	$/oz	4,232	3,505	2,655	3,452	2,448
Cash Costs†	$/oz	1,529	1,981	598	1,225	955
AISC†	$/oz	2,295	3,464	1,287	2,171	1,628
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	5.18	5.21	4.12	4.85	5.01
Mining Cost (U/G)[1]	$/t mined	85.17	96.47	80.54	90.53	92.67
Processing Cost	$/t milled	33.12	31.54	25.70	29.79	21.25
General & Administrative (“G&A”) Cost	$/t milled	22.46	17.49	19.54	18.61	12.40
1Mining unit costs include allocation of any capitalized mining costs.
Fourth quarter open pit mining unit costs were in line with the prior quarter and prior corresponding year. Fourth quarter open pit mining unit costs were 26% higher than the prior corresponding quarter, driven by a 10% decrease in tonnes mined and higher stock-based compensation expenses.
Fourth quarter underground mining unit costs were 12% lower than the prior quarter primarily due to a 22% increase in tonnes mined attributed to mine sequencing and productivity improvements.
Fourth quarter processing unit costs were 5% higher than the prior quarter primarily due to higher stock-based compensation expense, planned maintenance and reliability improvement costs. Processing unit costs were 29% higher than the prior corresponding quarter due to planned maintenance activity, partially offset by an increase in mill feed. These same unit cost drivers resulted in the increase compared to the prior corresponding year.
Fourth quarter G&A unit costs were 28% higher than the prior quarter primarily due to higher stock-based compensation expense, partially offset by an increase in milled tonnes. G&A unit costs increased from the prior corresponding quarter and corresponding year for the same reasons as well as increased allocation of site support services.
Fourth quarter AISC† of $2,295 per ounce sold was 34% lower than the prior quarter primarily due to a 50% increase in gold sales volumes and less reliance on low-grade stockpiles. AISC† was 78% higher than the prior corresponding period primarily due to a 32% decrease in gold sales volumes, period on period labour rate inflation, higher planned maintenance costs and increased sustaining capital.
Full year AISC† was 33% higher than the prior corresponding year due to a 9% decrease in gold sales volumes, year on year labour rate inflation, increased underground mining activity, planned maintenance and reliability improvement activities as well as higher capital spend on site infrastructure projects.
In the fourth quarter of 2025, the remaining historical impairment at Haile of $176.2 million ($133.0 million after tax) was reversed, reflecting the current life‑of‑mine plan, a material increase in long‑term gold price assumptions and the resulting increase in the value of Haile.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	11

Exploration
Fourth quarter exploration expenditure totaled $2.3 million for a total of 5,200 metres drilled.
Underground drilling at Horseshoe totaled 1,800 metres in the fourth quarter, targeting extension opportunities in the lower and western portions of the deposit.
From surface, 3,400 metres of drilling were completed on both early-stage exploration at Clydesdale and on resource conversion targets at Ledbetter Underground (“LUG”) and Pisces.
Full year 2025 exploration expenditure totaled $10.9 million for 34,000 metres drilled. Drill results released in 2025 continued to show extension of continuity in underground targets at Haile, resulting in additions to Mineral Reserves.
There are approximately 34,500 metres of drilling planned at Haile in 2026 at an estimated cost of $10 million from both surface and underground. Drilling will focus on resource conversion at LUG, resource development at Pisces and further definition of the potential at Clydesdale.
Projects
Construction of the TSF lift and West PAG storage facility continued in the fourth quarter.
Expansion of the run-of-mine (“ROM”) stockpile storage area was completed in the fourth quarter. The ROM expansion will facilitate increased capacity for optimized blending of both open pit and underground ore sources.
Work on Palomino Underground continued to progress during the quarter with a focus on establishing supporting facilities, procurement of certain mobile equipment and underground mining contractor mobilization in advance of the Palomino decline development, which commenced early in the first quarter of 2026.
An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for Haile will be released by March 31, 2026. The technical report will reflect the conversion of the final phase of the open pit at Ledbetter to an underground mine. This has removed lower margin open pit ounces while increasing Haile’s Net Present Value (“NPV”). Haile is expected to produce on average 210,000 ounces of gold per year from 2027 through 2031, providing the mine a more sustainable, de-risked production profile as compared to the previous technical report. Notably, open pit mining continues at Haile across the other open pits until 2033, which remain part of the planned mining sequence in conjunction with the underground operation. For further details, see news release titled “OceanaGold Reports Mineral Reserves and Resources for the Year Ended 2025” dated February 18, 2026.
† See “Non-IFRS Financial Information”.

www.oceanagold.com	12

Macraes
Production performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced	koz	55.8	32.8	37.9	147	125.4
Ore Mined (Open Pit)	kt	2,215	1,297	1,365	6,249	2,794
Ore Mined Grade (Open Pit)	g/t	1.02	0.66	0.78	0.71	0.72
Waste Mined (Open Pit)	kt	7,699	11,060	9,714	35,355	45,545
Ore Mined (U/G)	kt	327	236	250	1,023	830
Ore Mined Grade (U/G)	g/t	1.78	1.85	1.94	1.84	1.70
Waste Mined (U/G)	kt	30	67	49	206	203
Mill Feed	kt	1,495	1,616	1,677	6,164	6,575
Mill Feed Grade	g/t	1.34	0.73	0.87	0.87	0.74
Gold Recovery	%	86.5	85.9	81.3	85.1	79.9

Full year production was at the top end of 2025 Guidance of 135,000 to 150,000 ounces of gold produced, while AISC† was delivered within the Guidance range of $1,800 to $1,950 per ounce.
Fourth quarter gold production was 70% higher than the prior quarter primarily driven by increased mill feed grade. Access to higher-grade fresh ore from Innes Mills Phase 8 drove an 84% increase in mill feed grade and a 71% increase in open pit ore tonnes mined. The production benefit of this was slightly offset by maintenance downtime leading to a 7% decrease in mill feed tonnes.
Fourth quarter gold production was 47% higher than the prior corresponding quarter primarily driven by higher mill feed grade and significantly higher recovery. The 54% increase in mill feed grade was largely due to higher-grade fresh ore from Innes Mills Phase 8 and a lower reliance on low-grade stockpiles. Additionally, continuous improvement initiatives, such as optimized ore blending and advanced grinding control, led to a 6% increase in recovery.
Full year gold production was 17% higher than the prior corresponding year driven by increased access to higher-grade open pit ore tonnes, as well as increased underground ore due to planned mine sequencing.
Financial performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Sales	koz	53.7	32.7	36.5	144.9	124.8
Average Gold Price Received	$/oz	4,186	3,497	2,660	3,585	2,400
Cash Costs†	$/oz	885	1,345	1,214	1,215	1,192
AISC†	$/oz	1,286	2,171	1,535	1,861	1,906
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.90	1.66	1.36	1.78	1.45
Mining Cost (U/G)[1]	$/t mined	43.26	55.37	49.60	51.61	56.12
Processing Cost	$/t milled	7.52	8.44	7.53	9.13	7.61
G&A Cost	$/t milled	9.14	5.19	4.09	6.02	3.19
1Mining unit costs include allocation of any capitalized mining costs.
† See “Non-IFRS Financial Information”.

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Fourth quarter open pit mining unit costs were 14% higher than the prior quarter, driven by a 20% decrease in tonnes mined. Open pit unit costs in the quarter were 40% higher than the prior corresponding quarter, driven by an 11% decrease in tonnes mined linked to achieving access to fresh ore as well as higher planned maintenance costs. Full year open pit mining unit costs were 23% higher than the prior corresponding year, primarily due to a 14% decrease in total tonnes mined, in line with plan, along with higher stock-based compensation expense and increased planned drill and blast activities.
Underground unit costs across all compared periods were lower primarily due to an increase in tonnes mined.
Fourth quarter processing unit costs were 11% lower than the prior quarter primarily due to seasonally higher electricity rates in the prior quarter offset by the 7% decrease in mill feed. Processing unit costs were 20% higher than the prior corresponding year, due to higher electricity rates, increased planned maintenance costs, higher stock-based compensation expense and a decrease in tonnes milled.
G&A unit costs were higher across all compared periods due to a higher allocation of site support services and an increase in stock-based compensation expense.
Fourth quarter AISC† of $1,286 per ounce was lower than the prior quarter primarily due to a 64% increase in gold sales volumes and seasonally higher electricity rates in the prior quarter, partially offset by higher sustaining capital spend on mobile equipment. Fourth quarter AISC† was 16% lower than the prior corresponding quarter primarily due to a 47% increase in gold sales volumes, partially offset by higher sustaining capital and government royalties. Full year AISC† was in line with the prior corresponding year as the 16% increase in gold sales volumes was offset by higher sustaining capital, year on year labour rate inflation, higher government royalties and increased electricity rates.
Exploration
Fourth quarter exploration expenditure totaled $2.5 million for 12,000 metres drilled. Drilling occurred at Coronation North and various extensions of the Innes Mills open pit, targeting the conversion of Inferred Mineral Resources.
Full year exploration expenditure totaled $6.6 million for a total of 30,500 metres drilled across Coronation, Coronation North, Golden Point Underground (“GPUG”) and Innes Mills, primarily targeting the conversion of Inferred Mineral Resources. Exploration in 2025 was focused on increasing confidence in mine life extension targets.
Exploration activity at Macraes is set to increase 52% to $10 million in 2026, with approximately 45,500 metres of drilling planned. Drilling in the first quarter will focus on resource conversion at Coronation and GPUG and resource definition at GPUG extension and Innes Mills, where we will be evaluating the potential for future phases and cutbacks of existing open pits. Exploration will continue to focus on increasing confidence in mine life extension targets and expanding known resources in light of the current gold price environment.
Projects
In the fourth quarter, work commenced on the Macraes Phase 4 (“MP4”) Fast-track application for the required permits for the ongoing mine life extension plans, expected to be submitted mid-year 2026.
An updated NI 43-101 technical report will be released by March 31, 2026, including open pit extensions at Macraes, supported by a higher gold price assumption, which extends the Mineral Reserve mine life to 2032.
Beyond the current Mineral Reserve life, further mine life extension opportunities are being evaluated that could potentially extend mine life into the 2040’s, given the higher gold price environment.
† See “Non-IFRS Financial Information”.

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Waihi
Production performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced	koz	22.2	18.8	18.1	75.1	53.8
Ore Mined	kt	232	174	151	737	560
Ore Mined Grade	g/t	3.83	3.42	4.06	3.58	3.19
Waste Mined	kt	76	130	161	483	525
Mill Feed	kt	188	182	146	695	560
Mill Feed Grade	g/t	3.97	3.44	4.07	3.61	3.20
Gold Recovery	%	92.4	93.7	94.9	93.3	93.3

Full year production of 75,100 ounces exceeded top end of 2025 Guidance of 55,000 to 70,000 ounces of gold produced, while full year AISC† was in line with Guidance of $2,000 to $2,200 per ounce.
Fourth quarter gold production was 18% higher than the prior quarter primarily driven by an increase in mill feed grade. Planned underground mine sequencing drove a 12% increase in mined grade. The 33% increase in mined tonnes reflected the benefit of the underground improvement plan, with increased development rates allowing for better access to stope ore.
Fourth quarter gold production was 23% higher than the prior corresponding quarter driven by a 29% increase in mill feed tonnes processed. This was due to a 54% increase in tonnes mined as a result of the successful execution of the underground improvement plan. This plan has delivered more development, access to more stoping areas and enhanced mining practices that increased the extraction of high-grade ore.
Full year gold production was 40% higher than the prior corresponding year driven by increased mill feed at higher grades. The 24% increase in tonnes processed reflected the above mentioned underground improvement plan and mine sequencing.
Financial performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Sales	koz	21.1	20.4	19.0	73.8	54.0
Average Gold Price Received	$/oz	4,194	3,482	2,681	3,523	2,452
Cash Costs†	$/oz	1,584	1,539	1,130	1,561	1,427
AISC†	$/oz	2,068	2,039	1,557	2,077	2,087
Unit Costs
Mining Cost[1]	$/t mined	102.83	93.12	62.25	90.57	66.78
Processing Cost	$/t milled	30.77	32.46	25.95	31.10	29.66
G&A Cost	$/t milled	54.68	27.60	28.84	36.08	23.79
1Mining unit costs include allocation of any capitalized mining costs.
Fourth quarter mining unit costs were higher across all compared periods in support of the underground improvement plan.
Fourth quarter processing unit costs were 19% higher than the prior corresponding quarter, as higher costs driven by increased consumables and maintenance were partially offset by a 29% increase in tonnes milled.
† See “Non-IFRS Financial Information”.

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Fourth quarter G&A unit costs were higher than all compared periods due to a higher allocation of site services in 2025 and higher stock-based compensation expense, partially offset by higher tonnes milled.
Fourth quarter AISC† of $2,068 per ounce was in line with the prior quarter. AISC† was 33% higher than the prior corresponding quarter due to the timing of costs associated with the underground improvement plan, partially offset by an 11% increase in gold sales. AISC† was in line with the prior year with the significant increase in gold sales offset by higher costs supporting the underground improvement plan.
Exploration
Fourth quarter exploration expenditure totaled $4.3 million for 5,300 metres drilled across the Waihi District. The Waihi District comprises of the Waihi operation, which includes the currently producing Martha Underground, and the Waihi North Project (“WNP”), which includes Wharekirauponga.
At Martha Underground, 3,200 metres of resource conversion and definition drilling were completed on several promising targets.
At Wharekirauponga, 2,100 metres of drilling were completed with a continued focus on resource expansion and conversion of Inferred Mineral Resources on the southern-end of the East Graben (EG) vein, which remains open in multiple directions.
Full year exploration expenditure totaled $17.3 million for a total of 21,600 metres drilled across the Waihi District.
An increase in drilling is expected in 2026 with approximately 34,000 metres planned across the Waihi District, at a planned spend of $25 million (up $7.7 million year-on-year) targeting both conversion and growth throughout the year.
The Company’s receipt of permit approval for WNP (as described below) confirms plans to effectively double the number of exploration drill sites and allowable drill rigs during 2026. Ramp up is expected to commence in the first half of 2026, which will accelerate both growth and conversion drilling at Wharekirauponga. The Company is targeting more than 300,000 ounces of Reserves conversion and 150,000 ounces of Inferred Resource growth at Wharekirauponga.
Waihi North Project
On December 18, 2025, the Company received permit approval for WNP. OceanaGold is now permitted to develop and operate WNP, which includes the high-grade Wharekirauponga Underground mine (“WUG”). The permit approval includes the development of WUG and the associated surface infrastructure, expansion of the current processing plant and water treatment plant and the construction of a new TSF.
Early works, design and project activities continued to advance at WNP in the fourth quarter. Access, drainage and pre-stripping commenced at the Willows site in preparation of the Willows bulk earthworks commencing in the first quarter of 2026. The construction of the 5 km services trench that will convey power, water and communications from the existing Waihi operations to the Willows surface facilities, and the civil works at the expanded water treatment plant site, are progressing well. Both projects are planned for completion by the second quarter of 2026, which will enable the decline and underground development work to commence thereafter.
The mining contractor for the tunnelling of the underground mine was selected in the fourth quarter of 2025 and is expected to mobilize and begin tunnelling in the first half of 2026.
† See “Non-IFRS Financial Information”.

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The following table summarizes the capital and exploration spent on the Waihi North Project during the periods:

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
Growth capital[1]	19.1	12.4	3.7	43.0	8.4
Exploration	2.5	2.8	1.6	10.1	8.5
Total expenditure	21.6	15.2	5.3	53.1	16.9
1Waihi North Project costs include study, permitting and property acquisition costs.
The deadline for lodging appeals closed on February 5, 2026, and any appeals had to be notified to OceanaGold by February 13, 2026. The Company received a notice of appeal from one party and remains confident in our ability to defend this appeal. No injunction has been sought on the Company’s current activities. The Company continues to progress the project in line with the accelerated plan.
Didipio
Production performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Produced[1]	koz	23.8	21.9	19.7	90.7	97.0
Copper Produced	kt	3.2	3.1	3.1	13.3	12.3
Ore Mined	kt	415	374	307	1,482	1,513
Ore Mined Grade - Gold	g/t	1.62	1.49	1.54	1.58	1.71
Ore Mined Grade - Copper	%	0.48	0.42	0.40	0.48	0.45
Waste Mined	kt	40	18	30	107	119
Mill Feed	kt	972	1,057	945	4,051	3,753
Mill Feed Grade - Gold	g/t	0.87	0.74	0.74	0.80	0.91
Mill Feed Grade - Copper	%	0.36	0.33	0.37	0.37	0.37
Gold Recovery	%	87.6	86.8	88.0	86.8	88.6
Copper Recovery	%	90.8	87.7	87.8	89.1	88.7
1Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80% following the listing of 20% of Didipio’s holding company on the Philippines Stock Exchange.
Full year production of 90,700 ounces was in line with Guidance of 85,000 to 105,000 ounces of gold produced. AISC† was marginally higher than the top end of Guidance of $1,150 to $1,250 per ounce.
Fourth quarter gold production was 9% higher than the prior quarter primarily driven by higher mill feed grade and the increase in associated recovery rates. The 18% increase in mill feed grade was largely due to planned mine sequencing. An 11% increase in ore tonnes mined reflected the ramp up of mining activities following the successful dewatering of the lower levels of the mine. This was offset by a planned shutdown leading to an 8% decrease in mill feed tonnes processed. Copper production was in line with the prior quarter.
Fourth quarter gold production was 21% higher than the prior corresponding quarter driven by an increase in mill feed tonnes processed at a higher mill feed grade. The 35% increase in ore tonnes mined was due to the above mentioned improved access. The 18% increase in gold mill feed grade was driven by planned mine sequencing and a higher proportion of underground material, which is higher grade than stockpiles used to supplement mill feed.
† See “Non-IFRS Financial Information”.

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Full year gold production was 6% lower than the prior corresponding year. This was primarily due to the severe weather events in late 2024 restricting access to the lower levels of the mine for much of 2025. Additionally, mill feed grade was 12% lower due to less access to underground ore and mine sequencing.
Financial performance

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold Sales	koz	20.6	29.7	20.8	88.7	100.4
Copper Sales	kt	2.9	4.4	2.8	13.5	11.7
Average Gold Price Received	$/oz	4,355	3,415	2,693	3,494	2,434
Average Copper Price Received	$/lb	5.35	4.44	4.16	4.57	4.16
Cash Costs†	$/oz	883	787	1,033	846	851
AISC†2	$/oz	1,422	1,213	1,389	1,255	1,140
Unit Costs
Mining Cost[1]	$/t mined	45.74	42.05	51.05	43.33	40.50
Processing Cost	$/t milled	10.42	8.11	10.00	8.79	8.77
G&A Cost	$/t milled	18.95	11.50	15.12	13.20	12.61
1Mining unit costs include allocation of any capitalized mining costs.
2Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio as it is considered in the nature of an income tax.
Gold and copper sales in the fourth quarter were lower than the prior quarter due to the timing of concentrate shipments. Gold sales were lower than the prior corresponding year due to lower production as well as timing of shipments.
Fourth quarter mining unit costs were 9% higher than the prior quarter due to higher planned maintenance costs, partially offset by a 17% increase in tonnes mined. Mining unit costs were 10% lower than the prior corresponding quarter driven by an increase in tonnes mined. Mining unit costs were 7% higher than the prior corresponding year, primarily volume driven.
Fourth quarter processing unit costs were 28% higher than the prior quarter driven by an 8% decrease in mill feed resulting from a planned shutdown of the processing plant in the quarter.
Fourth quarter G&A unit costs were higher than all compared periods primarily due to a higher allocation of site services and increase in stock-based compensation expense.
Fourth quarter AISC† of $1,422 per ounce was 17% higher than the prior quarter primarily due to a decrease in gold and copper sales volumes related to production and timing of concentrate shipments, partially offset by lower sustaining capital spend on underground dewatering infrastructure. Full year AISC† was 10% higher than the prior corresponding year primarily due to a 12% decrease in gold sales volumes and an increase in sustaining capital spend for the same reasons noted above, partially offset by higher copper by-product credits.
† See “Non-IFRS Financial Information”.

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FTAA — Additional Government Share

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
Gross mining revenue	122.1	140.7	78.7	436.6	338.6
Less: Allowable deductions[1]	(70.5)	(50.6)	(56.0)	(212.0)	(206.7)
Less: Amortization deduction[2]	(3.2)	(3.3)	(3.2)	(13.0)	(13.0)
Net Revenue per the FTAA	48.4	86.8	19.5	211.6	118.9
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	29.1	52.1	11.7	127.0	71.3
Deduct: Free-carried interest	(2.6)	(2.0)	(2.5)	(7.8)	(6.1)
Deduct: Production taxes	(10.0)	(8.8)	(9.3)	(31.8)	(29.4)
Deduct: Income tax	(13.6)	(24.7)	(7.3)	(50.2)	(27.7)
Additional Government Share	2.9	16.6	(7.4)	37.2	8.1
1Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and ending in 2034.
3All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.
The Didipio Mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retroactively to 2019, for another 25-year period until June 2044.
Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.
The full year Additional Government Share of $37.2 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024 (April 2024: paid $20.3 million).
Exploration
Fourth quarter exploration expenditure totaled $2.4 million.
A total of 5,700 metres were drilled from surface at prospects within the FTAA including True Blue, D’Fox and Napartan. At D’Fox, located approximately 3 km southeast of the Didipio Mine, six holes for 2,500 metres were completed. At True Blue, an area of known mineralization 800 metres northeast of the Didipio Mine, 1,000 metres of resource conversion drilling were completed.
At Napartan, five holes for 2,200 metres were drilled, completing the planned drill program. Based on the results received from the Napartan prospect and in line with requirements of the FTAA, a total area of 1,957 hectares was relinquished on December 31, 2025, which included Napartan. Under the terms of the FTAA, all mandatory relinquishments have now been completed and the final property boundary has been established.
Full year exploration expenditure totaled $5.5 million.
Underground exploration drilling has resumed in the first quarter of 2026, with Panel 3 resource conversion drilling prioritized.
† See “Non-IFRS Financial Information”.

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In 2026, approximately 27,600 metres of drilling is planned from underground targeting Panels 3 and 4 and 10,300 metres of resource conversion drilling is planned for True Blue. Total exploration expenditure planned for 2026 is $10 million, up from the 2025 actual expenditures of $5.5 million.
Projects
A Pre-Feasibility Study (“PFS”) in accordance with NI 43-101 Technical Report is in progress and is expected to be released in the first half of 2026.
Other Properties
Regional Exploration Programs
During and after the period, the Company continued to advance its regional exploration strategy in the United States on its two earn-in transactions which were completed in 2025.
Brewer (South Carolina)
The Company has an earn-in joint venture agreement with Carolina Rush relating to the Brewer Project, which includes a firm minimum commitment of funding $1.5 million in exploration expenditures in the first year. The agreement provides for an option for OceanaGold to earn up to an 80% interest by funding up to an aggregate of $20 million in staged exploration expenditures and exercising the underlying Brewer option by December 31, 2030.
During the quarter, approval was received from Carolina Rush Corporation’s (“Carolina Rush”) shareholders for the earn-in joint venture agreement relating to the Brewer Gold-Copper Project in South Carolina, located ~13 km from Haile. Drilling commenced in January 2026, testing deep porphyry style targets.
TJ, Jake Creek, Hot Creek (Nevada)
The Company has earn-in joint venture agreements with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, which include a firm minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects in the first two years. The agreements provide for staged expenditures of up to an aggregate of $65 million across the projects to earn up to a 65% interest in each project, with an option to earn a further 10% interest (for a total of 75%) in each project upon completion of a PFS and granting Headwater a 1% net smelter return royalty.
In December 2025, the initial drill program to test multiple epithermal vein targets was completed at the TJ project, with results pending.
† See “Non-IFRS Financial Information”.

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Consolidated Financial Results
Revenue

		Q4 2025	Q3 2025	Q4 2024	2025	2024
Gold	$M	615.4	404.2	400.6	1,746.6	1,186.7
Copper	$M	33.4	42.8	25.9	135.7	107.8
Silver	$M	7.4	6.3	4.0	24.9	12.9
Treatment, refining and selling costs	$M	(3.8)	(4.8)	(3.2)	(14.0)	(13.4)
Net revenue	$M	652.4	448.5	427.3	1,893.2	1,294.0
Average Gold Price received	$/oz	4,227	3,476	2,665	3,509	2,433
Average Copper Price received[1]	$/lb	5.35	4.44	4.16	4.57	4.16
1The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.
Fourth quarter revenue of $652.4 million was 45% higher than the prior quarter due to a 22% increase in the average realized gold price combined with a 25% increase in gold sales volumes. Fourth quarter revenue was 53% higher than the prior corresponding quarter primarily due to a 59% higher average realized gold price.
Full year revenue was 46% higher than the prior corresponding year due to a 44% higher average gold price and a 2% increase in sales volumes.
Operating Expenses

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cost of sales, excluding depreciation and amortization	231.3	208.4	155.1	763.7	600.5
Depreciation and amortization	81.1	62.3	100.5	252.0	321.2
General and administration	38.2	7.5	21.4	73.8	64.2
Indirect taxes	8.5	7.3	7.6	26.2	25.6
Additional Government Share[1]	2.9	16.6	(7.4)	37.2	8.1
Total Operating Expenses	362.0	302.1	277.2	1,152.9	1,019.6
1Refer to the Didipio section in this MD&A for more details.
Cost of Sales, excluding depreciation and amortization
Variance explanations are covered in the AISC† section of the ‘Results Overview’ and the ‘Financial Performance’ sections of each mining operation.
Depreciation and Amortization
Fourth quarter depreciation and amortization was 30% higher than the prior quarter as the increased access to fresh ore achieved at both Haile and Macraes during the quarter results in amortization of the costs that were capitalized during the stripping campaigns over unit-of-production. Depreciation and amortization was 19% and 22% lower than the prior corresponding quarter and year, respectively, primarily due to the mining profile at Haile, with Ledbetter Phase 2 producing high volumes of ore in the comparative 2024 periods.
† See “Non-IFRS Financial Information”.

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General and Administration
Fourth quarter G&A expense was higher than the prior quarter and prior corresponding quarter primarily due to an increase in stock-based compensation expense driven by revaluation of the cash-settled portion of outstanding performance share rights to reflect increases in the Company share price during the period.
Full year G&A expense was 15% higher than the prior corresponding year for the same reasons mentioned above.
Additional Government Share
Variance explanation is covered in Didipio’s ‘FTAA - Additional Government Share’ section of this MD&A.
Other (expenses) / income and taxation

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
(Loss) gain on disposal of non-current assets	(8.6)	—	1.1	(8.6)	18.1
Foreign exchange gain (loss)	1.9	(2.0)	(3.0)	(3.3)	(7.9)
Interest expense and finance costs	(3.6)	(2.8)	(3.7)	(12.8)	(22.2)
Interest income	3.6	1.8	0.8	8.5	3.1
Net impairment reversal	176.2	—	—	176.2	—
NYSE / PSE listing costs	(0.9)	(1.6)	—	(2.5)	(10.9)
Restructuring expense	—	—	—	—	(1.9)
Other income (expense)	3.1	(0.1)	(2.3)	3.2	(5.3)
Total Other (expenses) income	171.7	(4.7)	(7.1)	160.7	(27.0)
Income tax expense recognized in net profit	(128.3)	(48.6)	(40.3)	(255.3)	(55.4)

(Loss) gain on disposal of assets
Fourth quarter loss on disposal of assets relates to disposals of mineral properties and plant and equipment in the ordinary course of business.
Interest expense and finance costs
Fourth quarter interest expense and finance costs primarily relate to leases and accretion of asset retirement obligation liability. There is no bank debt outstanding with remaining debt repaid in the first quarter of 2025.
Full year interest and finance costs of $12.8 million were 42% lower than the prior corresponding year for the same reason, with no bank debt outstanding in 2025.
Net Impairment Reversal
Refer the Haile section above where reversal of the remaining historical impairment is described.
Income tax expense
Fourth quarter income tax expense was 164% higher than the prior quarter, primarily due to reversal of the historical impairment at Haile and increased operational profits.
Fourth quarter and full year income tax expense was higher than the prior corresponding quarter and full year period primarily due to reversal of the historical impairment at Haile, increased operational profits across the group, and a reduction in available tax losses. The tax effect of this Haile impairment reversal is adjusted as part of Adjusted Net Profit.
† See “Non-IFRS Financial Information”.

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Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Gold Produced[1] (koz)	157.4	103.5	119.5	117.4	150.9	134.9	98.2	104.8
Copper Produced[1] (kt)	3.2	3.1	3.7	3.4	3.1	3.4	2.8	3.0
Average Gold Price received ($/oz)	4,227	3,476	3,293	2,858	2,665	2,511	2,385	2,092
Average Copper Price received ($/lb)	5.35	4.44	4.36	4.27	4.16	4.15	4.58	3.90
Revenue	652.4	448.5	432.4	359.9	427.3	345.2	251.2	270.3
Adjusted EBITDA†	374.0	210.7	219.5	193.0	251.3	162.8	109.0	80.9
AISC†	1,761	2,333	2,027	1,796	1,563	1,729	2,131	1,823
Free Cash Flow†	259.4	94.4	120.1	68.8	146.5	65.7	31.2	1.8
Adjusted net profit†[2]	201.7	92.9	116.5	100.7	106.9	65.7	30.6	3.7
Net profit (loss)[2]	327.7	87.2	114.1	99.7	102.0	59.9	34.0	(5.3)
Earnings (loss) per share[2]
Basic	$1.44	$0.38	$0.49	$0.43	$0.43	$0.25	$0.14	$(0.02)
Diluted	$1.42	$0.37	$0.49	$0.42	$0.42	$0.25	$0.14	$(0.02)
1Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
The most significant factors causing variation in the quarterly results are changes in: the gold and copper price and timing of sales; the production reflecting the variability in the grade of ore mined at each of the operations and associated movements in inventories; gold and copper recoveries; and the timing of deferred stripping costs, including amortization of those costs.
Notably, realized average gold prices have increased over 100% between the first quarter of 2024 and fourth quarter of 2025, which has directly translated into higher revenue, cash flow and profitability.
In the fourth quarter of 2025, a net pre-tax historical impairment at Haile of $176.2 million was reversed in response to sustained elevated gold prices throughout 2025 being reflected in longer term price forecasts. After tax effects, the net impairment reversal increased Net Profit by $133.0 million, which was excluded in the calculation of Adjusted Net Profit.
In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.
† See “Non-IFRS Financial Information”.

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Liquidity and Capital Resources
Balance Sheet

$M	December 31, 2025	December 31, 2024
Cash and cash equivalents	476.5	193.5
Other Current Assets	255.3	271.8
Non-Current Assets	2,523.6	2,023.8
Total Assets	3,255.4	2,489.1
Current Liabilities	505.7	308.8
Non-Current Liabilities	378.5	253.8
Total Liabilities	884.2	562.6
Total Shareholders’ Equity	2,267.1	1,820.0
Non-controlling interest	104.1	106.5
Current assets increased $266.5 million during the year ended December 31, 2025 primarily due to a $283.0 million increase in cash (refer to the ‘Cash Flows’ section below).
Non-current assets increased by $499.8 million during the year ended December 31, 2025 primarily due to mining asset and property, plant and equipment additions at all sites, including deferred stripping costs at Haile and Macraes and capitalized mining related to underground development at all sites and the $176.2 million reversal of a historical impairment at Haile, partially offset by depreciation and amortization of mining assets and property, plant and equipment.
Current liabilities increased by $196.9 million during the year ended December 31, 2025 driven by a $103.2 million increase in trade and other payables attributed to higher activity, a $38.9 million increase in employee benefits, including stock based compensation, and a $63.7 million increase in taxes payable due to increased profitability at all sites and a $29.1 million increase in the Additional Government Share accrual, partially offset by ongoing net lease repayments of $8.2 million.
Non-current liabilities increased $124.7 million during the year ended December 31, 2025, with the increases in stock-based compensation related employee benefits of $33.6 million, asset retirement obligations of $21.4 million and deferred tax liabilities of $81.4 million, partially offset by a reduction in non-current leases of $11.7 million.
The decrease of $2.4 million in non-controlling interest relates to the $17.0 million share in earnings partially offset by $19.4 million of dividend payments for the 20% minority interest at Didipio during the year.
Cash Flows

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash flows provided by Operating Activities	358.2	227.5	246.1	984.2	593.9
Cash flows used in Investing Activities	(98.8)	(133.1)	(99.6)	(441.5)	(348.7)
Cash flows used in Financing Activities	(118.0)	(57.5)	(120.7)	(255.1)	(120.5)
Free Cash Flow†	259.4	94.4	146.5	542.7	245.2
Free Cash Flow per share - diluted†	$1.13	$0.41	$0.61	$2.32	$1.01
Operating Cash Flow per share - diluted†	$1.21	$0.93	$1.08	$3.96	$2.48
† See “Non-IFRS Financial Information”.

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Cash flows provided by operating activities in the fourth quarter increased by $134.1 million or 59% over the prior quarter, reflecting the benefit of higher realized gold prices and higher gold sales volumes. Full year cash flows provided by operating activities of $984.2 million were 66% higher than the prior corresponding year due to higher realized gold prices and volumes.
Cash flows used in investing activities for the fourth quarter of $98.8 million were 26% lower than the prior quarter due to the decrease in capital expenditure as discussed in the ‘Results Overview - Capital and Exploration’ section of this MD&A. Full year cash flows used in investing activities of $441.5 million were 27% higher than the prior corresponding year due to increased infrastructure projects at Haile and the Waihi North Project, as discussed in the ‘Results Overview - Capital and Exploration’ section of this MD&A, partially offset by the Blackwater project sale proceeds received in the second quarter of 2024.
Cash flows used in financing activities for the fourth quarter were $118.0 million, comprising $97.0 million of share buybacks under the NCIB at an average price of CAD$35.30 per share, $6.8 million and $6.4 million of dividends paid to shareholders of the Company and non-controlling interests respectively, and $9.3 million payment of lease liabilities.
In the prior quarter, cash outflows from financing activities included share buybacks of $39.0 million, dividends to shareholders of the Company and non-controlling interests of $6.9 million and $5.0 million respectively and repayment of lease liabilities of $6.6 million.
Full year cash flows used in financing activities of $255.1 million mainly reflect $175.0 million in share buybacks, payment of lease liabilities of $30.1 million and dividends paid to shareholders and non-controlling interests of $27.7 million and $19.4 million, respectively. In the prior corresponding year, cash flows used in financing activities of $120.5 million reflected the net proceeds of $95.1 million from the listing of 20% of OGP Inc. on the Philippine Stock Exchange, offset by $136.7 million in net repayment of debt, $31.4 million repayment of lease liabilities, $24.1 million of share buybacks, $14.1 million and $9.3 million of dividends paid to shareholders of the Company and non-controlling interests, respectively.
Fourth quarter and Full year Free Cash Flow† increased compared to all compared periods primarily due to higher realized gold prices, as well as higher gold sales volumes compared against prior quarter and prior year.
Debt Management and Liquidity

$M	December 31, 2025	December 31, 2024
Amounts drawn under the revolving credit facility	—	—
Amounts drawn under the fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	476.5	193.5
Net Cash†	476.5	191.9
1Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
As at December 31, 2025, the Company was in a Net Cash† position of $476.5 million compared to $191.9 million as at December 31, 2024, reflecting strong Free Cash Flow† generation.
† See “Non-IFRS Financial Information”.

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The Company has an undrawn revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.
During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility and has not re-drawn since. As a result, there are no amounts drawn under the Facility as at December 31, 2025 (December 31, 2024: nil). As at December 31, 2025, the Company was in compliance with all covenant obligations related to the Facility.
The Company had immediately available Liquidity† of $676.5 million at December 31, 2025 (December 31, 2024: $393.5 million), comprised of $476.5 million (December 31, 2024: $193.5 million) in cash and $200.0 million (December 31, 2024: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from Free Cash Flow† generation, as noted above.
As at December 31, 2025, the Company was in a net current asset position of $226.1 million compared to $156.5 million as at December 31, 2024.
Share Buyback
On November 5, 2025, the Board of OceanaGold approved a 75% increase in the 2025 share repurchase program to a maximum of $175 million of common shares in the open market through the facilities of the TSX or alternative Canadian trading systems under the NCIB program. This amount was increased from the previously approved maximum of $100 million.
The NCIB program was renewed and expanded in July 2025, with the increased share repurchase limit providing the Company greater flexibility to continue share buybacks throughout the remainder of 2025 and the first half of 2026.
In July 2025, the TSX accepted the Company's entry into an automatic securities purchase plan ("ASPP") in connection with the NCIB. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts. As at December 31, 2025, no obligation to purchase shares existed under the ASPP.
During the fourth quarter of 2025, the Company repurchased and cancelled an additional 3.8 million common shares (full year: 9.9 million common shares) for consideration of $97.0 million (full year: $175.0 million) at an average price of CAD$35.30 per share (full year: CAD$24.54 per share).
During the period from July to December 2024, the Company repurchased and cancelled 2.9 million common shares for consideration of $24.1 million at an average price of CAD$11.37.
On February 18, 2026, the Board of Directors approved additional share buybacks to a maximum of $350 million of common shares in the open market through the facilities of the TSX or alternative Canadian trading systems under the NCIB program.
Hedging
The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements, or royalty financing arrangements so has benefited fully from the rising gold price.
The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes on a rolling 12-month basis. The resulting hedging arrangements consist of monthly cash-settled
† See “Non-IFRS Financial Information”.

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swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:
•US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, split into even monthly amounts.
The Company has elected to apply hedge accounting to these diesel hedging arrangements. During the year ended December 31, 2025, the Company recorded realized losses of $1.2 million within cost of sales and unrealized losses of $0.9 million in other comprehensive income as a result of the hedging arrangements.
The Company periodically uses forward contracts to hedge significant currency exposure.
There are no other hedges related to gold, silver, copper, currencies or diesel.
Capital Commitments
Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Macraes, Waihi and Didipio. The Company’s capital commitments as at December 31, 2025, are as follows:

As at December 31, 2025 $M	Capital Commitments
Within 1 year	42.3
Related Party Transactions
There were no related party transactions other than Key Management compensation during the period.
Key Management compensation is reported in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
Outstanding Share Data
The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	February 18, 2026
Common shares	225,121,801
Performance share rights	5,408,352
Deferred units	431,593

Non-IFRS Financial Information
Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as well as certain non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate
† See “Non-IFRS Financial Information”.

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OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.
These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses and reversals, write-downs, foreign exchange (gains)/losses, gain on sale of assets, listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Net profit[1]	327.7	87.2	102.0	628.7	187.4
Foreign exchange (gain) loss	(1.9)	2.0	3.0	3.3	7.9
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Impairment reversal	(176.2)	—	—	(176.2)	—
NYSE / PSE listing costs	0.9	1.6	—	2.5	10.9
Restructuring / Other costs	—	1.5	—	1.5	1.9
Write-down of assets	8.0	0.6	1.9	8.8	8.3
Tax expense on impairment reversal and sale of Blackwater project	43.2	—	—	43.2	4.9
Adjusted net profit[1]	201.7	92.9	106.9	511.8	203.7
Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Adjusted earnings per share	0.88	0.40	0.44	2.19	0.84
1Attributable to the shareholders of the Company.
EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.
† See “Non-IFRS Financial Information”.

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The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q4 2025	Q3 2025	Q4 2024	2025	2024
Net profit	333.8	93.1	102.7	645.7	192.0
Depreciation and amortization	81.1	62.3	100.5	252.0	321.2
Net interest expense and finance costs	—	1.0	2.9	4.3	19.1
Income tax expense on earnings	128.3	48.6	40.3	255.3	55.4
EBITDA	543.2	205.0	246.4	1,157.3	587.7
Foreign exchange (gain) loss	(1.9)	2.0	3.0	3.3	7.9
Gain on sale of Blackwater project, net	—	—	—	—	(12.7)
Impairment reversal	(176.2)	—	—	(176.2)	—
NYSE / PSE listing costs	0.9	1.6	—	2.5	10.9
Restructuring / Other costs	—	1.5	—	1.5	1.9
Write-down of assets	8.0	0.6	1.9	8.8	8.3
Adjusted EBITDA	374.0	210.7	251.3	997.2	604.0
Revenue	652.4	448.5	427.3	1,893.2	1,294.0
Adjusted EBITDA Margin	57%	47%	59%	53%	47%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation in the year of vesting. Cash costs are reduced by copper and silver by-product credits that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.
The following table provides a reconciliation of consolidated Cash Costs and AISC:
† See “Non-IFRS Financial Information”.

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$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cost of sales, excl. depreciation and amortization	231.3	208.4	155.1	763.7	600.5
Indirect taxes	8.5	7.3	7.6	26.2	25.6
Selling costs	3.8	4.8	3.2	14.0	13.4
Other cash adjustments[2]	(26.8)	(6.5)	(4.7)	(43.8)	(8.5)
By-product credits	(40.9)	(49.0)	(29.7)	(160.6)	(120.5)
Total Cash Costs (net)	175.9	165.0	131.5	599.5	510.5
Sustaining capital and leases	53.3	43.7	34.1	158.2	107.5
Deferred stripping and capitalized mining	26.5	53.7	43.7	184.5	181.3
Corporate general & administration[3]	(1.6)	6.7	23.5	30.6	62.9
Onsite exploration and drilling	0.3	1.9	0.5	4.4	4.2
Total AISC	254.4	271.0	233.3	977.2	866.4
Gold sales (koz)	145.7	116.2	150.3	497.8	487.7
Cash Costs ($/oz)	1,207	1,420	875	1,204	1,047
AISC ($/oz)[1]	1,761	2,333	1,563	1,966	1,777
1Excludes the Additional Government Share related to the FTAA at Didipio of $2.9 million, $16.6 million and $37.2 million for the fourth quarter, third quarter and full year 2025, respectively, as it is considered in the nature of an income tax.
2Other cash adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3Corporate general & administration, in addition to cash settled stock-based compensation, includes the full year true-up in the fourth quarter related to site service allocations.
The following tables provide a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	83.5	62.4	51.3	245.4	199.7
By-product credits	(1.0)	(0.9)	(0.8)	(5.7)	(3.0)
Inventory adjustments	(5.8)	4.5	(6.5)	(7.1)	2.0
Freight, treatment and refining charges	0.1	0.2	0.2	0.7	0.5
Total Cash Costs (net)	76.8	66.2	44.2	233.3	199.2
Sustaining capital and leases	23.0	20.1	20.5	69.7	53.1
Deferred stripping and capitalized mining	15.2	29.4	30.5	109.0	87.0
Onsite exploration and drilling	—	0.2	—	1.1	—
Total AISC	115.0	115.9	95.2	413.1	339.3
Gold sales (koz)	50.3	33.4	73.9	190.4	208.5
Cash Costs ($/oz)	1,529	1,981	598	1,225	955
AISC ($/oz)	2,295	3,464	1,287	2,171	1,628
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
† See “Non-IFRS Financial Information”.

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Macraes

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	49.8	40.9	44.5	173.2	137.1
Less: by-product credits	(0.2)	—	0.2	(0.3)	0.1
Royalties	7.8	2.8	1.0	13.9	3.4
Inventory adjustments	(10.5)	0.1	(1.7)	(12.1)	7.4
Freight, treatment and refining charges	0.6	0.2	0.3	1.3	0.8
Total Cash Costs (net)	47.5	44.0	44.3	176.0	148.8
Sustaining capital and leases	16.6	10.6	5.9	45.0	24.1
Deferred stripping and capitalized mining	3.8	16.3	5.1	46.6	62.9
Onsite exploration and drilling	1.0	0.2	0.2	1.9	1.3
Total AISC	68.9	71.1	55.5	269.5	237.1
Gold sales (koz)	53.7	32.7	36.6	144.9	124.8
Cash Costs ($/oz)	885	1,345	1,214	1,215	1,192
AISC ($/oz)	1,286	2,171	1,535	1,861	1,906
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
Waihi

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	40.2	30.9	22.1	128.6	80.9
By-product credits	(4.1)	(3.1)	(2.1)	(11.9)	(5.6)
Royalties	3.4	0.8	0.5	5.3	1.5
Inventory adjustments	(6.2)	2.7	0.9	(7.2)	0.1
Add: Freight, treatment and refining charges	0.1	0.1	0.1	0.3	0.2
Total Cash Costs (net)	33.4	31.4	21.5	115.1	77.1
Sustaining capital and leases	6.8	2.8	2.9	16.1	9.9
Deferred stripping and capitalized mining	3.4	6.8	5.6	20.6	22.8
Onsite exploration and drilling	(0.1)	0.7	0.3	1.3	2.9
Total AISC	43.5	41.7	30.3	153.1	112.7
Gold sales (koz)	21.1	20.4	19.0	73.8	54.0
Cash Costs ($/oz)	1,584	1,539	1,130	1,561	1,427
AISC ($/oz)	2,068	2,039	1,557	2,077	2,087
1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
† See “Non-IFRS Financial Information”.

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Didipio

$M, except per oz amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash costs of sales[1]	42.9	37.1	40.0	150.4	147.6
By-product credits	(35.6)	(45.0)	(27.0)	(142.7)	(112.0)
Royalties	2.5	2.9	0.8	9.4	5.9
Indirect taxes	6.6	7.3	5.2	24.3	21.3
Inventory adjustments	(2.9)	15.2	(1.7)	16.1	5.0
Freight, treatment and refining charges	4.7	5.9	4.2	17.6	17.6
Total Cash Costs (net)	18.2	23.4	21.5	75.1	85.4
Sustaining capital and leases	6.9	10.8	4.8	27.4	20.4
Deferred stripping and capitalized mining	4.1	1.2	2.5	8.3	8.6
General & administration[2]	0.2	0.5	—	0.7	—
Onsite exploration and drilling	(0.3)	0.3	—	—	—
Total AISC	29.1	36.2	28.8	111.5	114.4
Gold sales (koz)	20.6	29.7	20.8	88.7	100.4
Cash Costs ($/oz)	883	787	1,033	846	851
AISC[1] ($/oz)	1,422	1,213	1,389	1,255	1,140

1Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2Excludes the Additional Government Share of FTAA at Didipio of $2.9 million, $16.6 million and $37.2 million for the fourth quarter, third quarter, and full year 2025, respectively, as it is considered in the nature of an income tax.
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health.
A reconciliation of this measure is provided in the ‘Liquidity and Capital Resources - Debt Management and Liquidity’ section of this MD&A.
Liquidity
Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities.
The following table provides a reconciliation of Liquidity:

$M	December 31, 2025	December 31, 2024
Cash and Cash Equivalents	476.5	193.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	676.5	393.5
Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted weighted average number of common shares issued and outstanding.
† See “Non-IFRS Financial Information”.

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The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash provided by operating activities	358.2	227.5	246.1	984.2	593.9
Changes in working capital	(79.6)	(9.8)	14.1	(59.3)	4.4
Cash flows provided by operating activities before changes in working capital	278.6	217.7	260.2	924.9	598.3

Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Operating Cash Flow per share	$1.21	$0.93	$1.08	$3.96	$2.48
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash flows provided by Operating Activities	358.2	227.5	246.1	984.2	593.9
Cash flows used in Investing Activities	(98.8)	(133.1)	(99.6)	(441.5)	(348.7)
Free Cash Flow	259.4	94.4	146.5	542.7	245.2

Weighted average number of common shares - fully diluted	230.2	233.0	241.5	233.5	241.6
Free Cash Flow per share	$1.13	$0.41	$0.61	$2.32	$1.01
Leverage Ratio
Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q4 2025	Q3 2025	Q4 2024
Net Cash/(Debt)	476.5	334.9	191.9
Adjusted EBITDA	997.2	874.5	604.0
Leverage Ratio	0.00x	0.00x	0.00x
Internal Controls Over Financial Reporting
Management’s Annual Report on Internal Control Over Financial Reporting
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is
† See “Non-IFRS Financial Information”.

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determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2025, Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed under applicable Canadian laws to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is accumulated and communicated to Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2025, Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, the Company's disclosure controls and procedures were effective.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2025 which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
In preparation for the Company's listing on the New York Stock Exchange, Management has initiated a comprehensive project to: (a) evaluate the Company’s internal control over financial reporting to satisfy the requirements of the U.S. Sarbanes-Oxley Act of 2002; and (b) expand the Company’s control framework to meet the standards of operating effectiveness required under such requirements.
Accounting Estimates, Policies and Changes
The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company’s material accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s audited consolidated financial statements for the year ended December 31, 2025.
Risks and Uncertainties
This document contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s
† See “Non-IFRS Financial Information”.

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business operations, investments and prospects are subject to significant risks, including, but not limited to, various operating, regulatory, consenting and permitting risks, the availability and effective management of water, risks associated with operating in foreign jurisdictions, risks associated with compliance with safety, health, social, environmental and other applicable laws and regulations, and climate change impacts and transition risks, such as regulatory, technological, legal and societal. For further detail and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
Notes to Reader
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company’s production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects; the future price of gold, copper and silver; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserves and Mineral Resources estimates; costs of production; estimates of initial capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of the development of new mines; timing of the portal construction, first development ore and steady state production at LUG; timing of the construction of the services, civil works at the expanded water treatment plant site and the decline and underground development work at the Waihi North Project; timing of the mobilization and tunnelling of the underground mine at the Waihi North Project; costs and timing of future exploration and drilling programs, including the Company’s site and regional exploration programs; the anticipated doubling of drill sites and allowable drill rigs at the Waihi North Project and an increase in the exploration budget for 2026; water management initiatives and strategies at the Company’s operations; timing of filing of updated technical information and studies, including the Haile, Macraes and Didipio technical reports; estimated mine life of the Company’s operations, including an extension to the mine life at Macraes; the expected timing for the transition of Ledbetter at Haile to an underground mine and related expected increase in NPV; the production profile at Haile from 2027 through 2031; the timing for continued open pit mining at Haile; the timing for submission of the MP4 Fast-track application for the required permits for the ongoing mine life extension plans at Macraes; anticipated production amounts; requirements for additional capital; governmental regulation of mining operations and exploration operations; timing and receipt of approvals, consents and permits under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the increase in the Company’s dividend payments; the expected timing for the Company’s listing on the NYSE, subject to customary approvals; anticipated environmental risks; title disputes or claims; limitations of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters, including an appeal to the permit approval for the Waihi North Project. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking
† See “Non-IFRS Financial Information”.

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statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold, copper and silver; general business, economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Philippines peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; challenges of effective water management; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits, including the FTAA; and those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the
† See “Non-IFRS Financial Information”.

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forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Statements for United States Readers
The scientific and technical disclosure in this MD&A was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”) applicable to United States domestic companies. Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar information disclosed by United States companies subject to the scientific and technical disclosure requirements of the U.S. SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.
Qualified Persons
Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.
Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.
Messrs. Leslie and David Townsend, the Company’s Manager – Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.
Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.
Mr. Keenan Jennings, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.
† See “Non-IFRS Financial Information”.

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